Exhibit 99.2

European Public Sector Agency Improves its Service Operations with
NICE Robotic Process Automation

The agency has achieved good results with the NICE solution, cutting processing costs, reducing errors, and in some instances cutting average call handling time by up to 40%

Hoboken, N.J., September 6, 2017 – NICE (Nasdaq:NICE) today announced that a major European public sector agency has delivered significant improvements by implementing NICE Robotic Process Automation (RPA) which streamlines manual processes and allows employees to focus on high-value activities.

Working as part of an Automation Delivery Center set up by the agency, NICE engineers supported the design and building of multiple automation workflows in a few weeks, and helped deploy them. The solution offers both “unattended” automation, where robots perform tasks end-to-end, and “attended” automation, which requires inputs from human employees. This element of collaboration between humans and robots is a huge advantage of NICE’s RPA solution, as processes often require a human touch at some point.

The Automation Delivery Center allows the agency’s staff to independently and rapidly adapt successful robotic automation workflows to processes across the organization, including:

•	300,000 cases processed annually by Robots where 85% is done without human intervention and the remaining passed to humans for processing
•	Automated responses to requests for financial information, including gathering and analyzing customer data in a fraction of the time taken by humans
•	Routing specific work items to human teams with the right skills and availability
•	Real-time, on-screen guidance to help frontline representatives preempt customer questions and reduce repeat calls

The improved process efficiencies, which support over 5,000 employees, including the use of attended and unattended Robots, are clearly evidenced in the following achievements:

•	An 80% reduction in processing costs
•	In some of the call center processes, up to 40% reduction in average call handling times has been achieved
•	Elimination of human error in data entry and consistency in delivery

As the NICE Robotic Process Automation solutions are rapidly scalable, they accommodate seasonal peaks of work without requiring the hiring of temporary staff. The automated processes further reduce pressure by facilitating greater customer self-service.

John O’Hara, president of NICE EMEA, said:
“NICE’s Robotic Process Automation technology is a key element of the agency’s digital transformation agenda, offering agility and ease of deployment to meet the agency’s needs at all times. The solution also promotes better employee engagement and satisfaction, as humans can remain focused on delivering better frontline service. In this way, the robotic and human workforce work hand in hand to reinvent customer service.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.